Exhibit 99.2

THE DESCARTES SYSTEMS GROUP INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of the Company

1.1	Name and Address of the Company

The Descartes Systems Group Inc. (“Descartes” or “DSG”)

120 Randall Drive

Waterloo, Ontario

N2V 1C6

1.2	Executive Officer

J. Scott Pagan

General Counsel & Corporate Secretary

The Descartes Systems Group Inc.

(519) 746-6114

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

On June 30, 2006, Descartes acquired all of the outstanding securities of Flagship Customs Services, Inc. (“FCS”). The principal activity of FCS is the provision of technology as a service to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities, such as U.S. Customs and Border Protection and the Canadian Border Services Agency. FCS also operates the U.S. Census Bureau's AESDirect service for electronic filing of export information.

2.2	Date of Acquisition

June 30, 2006

2.3	Consideration

Descartes paid U.S. $25.3 million in cash (approximately U.S. $8.4 million of which has been deposited in escrow to secure certain indemnities and contractual obligations provided by FCS’ former shareholders), and issued from treasury approximately 1.1 million common shares valued for accounting purposes at U.S. $4.4 million. The source of funds for the cash portion of the acquisition was cash, cash equivalents and marketable securities available from Descartes and its wholly-owned subsidiaries.

2.4  Effect on Financial Position

On June 30, 2006, Descartes transferred all outstanding securities of FCS to Descartes’ wholly-owned subsidiary, Descartes U.S. Holdings, Inc.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

The acquisition of FCS was not a transaction with an informed person, associate or affiliate of Descartes at June 30, 2006.

2.7	Date of Report

As of September 13, 2006.

Item 3 – Financial Statements

The following financial statements are included with this report at the exhibit noted:

Exhibit A

a)	unaudited pro forma interim consolidated balance sheet of Descartes as at April 30, 2006;
b)	unaudited pro forma interim consolidated statement of operations of Descartes for the three-month period ended April 30, 2006;
c)	unaudited pro forma consolidated statement of operations of Descartes for the year ended January 31, 2006;
d)	notes to pro forma consolidated financial statements; and
e)	auditors’ compilation report on a), b) and c).

Exhibit B

Audited financial statements of FCS for the years ended December 31, 2005 and December 31, 2004, together with auditors’ report thereon.

Exhibit C

Unaudited interim financial statements of FCS for the three-month period ended March 31, 2006.

EXHIBIT A

a)	unaudited pro forma interim consolidated balance sheet of Descartes as at April 30, 2006;
b)	unaudited pro forma interim consolidated statement of operations of Descartes for the three-month period ended April 30, 2006;
c)	unaudited pro forma consolidated statement of operations of Descartes for the year ended January 31, 2006;
d)	notes to pro forma consolidated financial statements; and
e)	auditors’ compilation report on a), b) and c).

EXHIBIT A

Deloitte & Touche LLP

4210 King Street East

Kitchener ON N2P 2G5

Canada

Tel: (519) 650-7729

Fax: (519) 650-7601

www.deloitte.ca

Compilation Report on Pro Forma

Consolidated Financial Statements

To the Directors of The Descartes Systems Group Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of The Descartes Systems Group Inc. (the “Company”) as at April 30, 2006 and unaudited pro forma consolidated statements of operations for the three months then ended and for the year ended January 31, 2006, and have performed the following procedures:

1.

Compared the figures in the columns captioned "DSG" to the unaudited financial statements of the Company as at April 30, 2006 and for the three months then ended, and the audited financial statements of the Company for the year ended January 31, 2006, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned "FCS" to the unaudited financial statements of Flagship Customs Services Inc. as at March 31, 2006 and for the three months then ended and the audited financial statements of Flagship Customs Services Inc. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and
(b)	whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian Securities Legislation.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and
(b)	stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian Securities Legislation.

4.	Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “DSG” and “FCS” as at April 30, 2006 and for the three months then ended, and for the year ended January 31, 2006, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Independent Registered Chartered Accountants

Kitchener, Ontario

September 7, 2006

EXHIBIT A

THE DESCARTES SYSTEMS GROUP INC.

PRO FORMA INTERIM CONSOLIDATED BALANCE SHEET AS AT APRIL 30, 2006

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED - SEE COMPILATION REPORT)

	DSG	FCS	Adjustment(s)	Note(s)	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,850	556	(25,284)	2(a)	11,122
Marketable securities	5,034	-	-		5,034
Accounts receivable
Trade	6,822	682	-		7,504
Other	1,366	-	-		1,366
Prepaid expenses and other	660	66	-		726
Deferred contingent acquisition consideration	-	-	2,000	2(a)	2,000
	49,732	1,304	(23,284)		27,752
CAPITAL ASSETS	6,361	151	-		6,512
GOODWILL	3,975	-	17,487	2(b)	21,462
INTANGIBLE ASSETS	4,953	-	7,680	2(b)	12,633
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	-	-	2,000	2(a)	2,000
	65,021	1,455	3,883		70,359

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	2,639	247	626	2(a)	3,512
Accrued liabilities	4,248	-	-		4,248
Deferred revenue	3,093	-	-		3,093
Deferred income taxes	-	24	-		24
	9,980	271	626		10,877
DEFERRED INCOME TAXES	-	62	-		62
	9,980	333	626		10,939
SHAREHOLDERS' EQUITY
Common shares	14,803	1	4,378	2(a), 2 (c)	19,182
Additional paid-in capital	446,783	-	-		446,783
Accumulated other comprehensive loss	(46)	-	-		(46)
Retained earnings (Accumulated deficit)	(406,499)	1,121	(1,121)	2(c)	(406,499)
	55,041	1,122	3,257		59,420
	65,021	1,455	3,883		70,359

The accompanying notes are an integral part of these pro forma interim consolidated financial statements.

EXHIBIT A

THE DESCARTES SYSTEMS GROUP INC.

PRO FORMA INTERIM CONSOLIDATED STATEMENT OF OPERATIONS FOR THREE MONTHS ENDED APRIL 30, 2006

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED - SEE COMPILATION REPORT)

	DSG	FCS	Adjustment(s)	Note(s)	Consolidated

REVENUES	11,692	1,158	-		12,850
COST OF REVENUES	4,122	277	-		4,399
GROSS MARGIN	7,570	881	-		8,451
EXPENSES
Sales and marketing	2,422	63	-		2,485
Research and development	1,847	241	-		2,088
General and administrative	1,623	81	-		1,704
Amortization of intangible assets	497	-	434	2(b)	931
Contingent acquisition consideration	-	-	500	2(a)	500
	6,389	385	934		7,708
INCOME (LOSS) FROM OPERATIONS	1,181	496	(934)		743
INVESTMENT INCOME	222	1	-		223
INCOME (LOSS) BEFORE INCOME TAXES	1,403	497	(934)		966
INCOME TAX EXPENSE
Current	164	65	-		229
Deferred		109	-		109
	164	174	-		338
NET INCOME (LOSS)	1,239	323	(934)		628
EARNINGS PER SHARE
Basic and diluted	0.03	n/a	n/a		0.01
WEIGHTED AVERAGE
SHARES OUTSTANDING (thousands)
Basic	42,618	n/a	1,100	2(a)	43,718
Diluted	43,621	n/a	1,100	2(a)	44,721

The accompanying notes are an integral part of these pro forma interim consolidated financial statements.

EXHIBIT A

THE DESCARTES SYSTEMS GROUP INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JANUARY 31, 2006

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED - SEE COMPILATION REPORT)

	DSG	FCS	Adjustment(s)	Note(s)	Consolidated
REVENUES	45,729	4,249	-		49,978
COST OF REVENUES	18,127	1,007	-		19,134
GROSS MARGIN	27,602	3,242	-		30,844
EXPENSES
Sales and marketing	8,488	1,210	-		9,698
Research and development	6,991	1,946	-		8,937
General and administrative	7,732	161	-		7,893
Amortization of intangible assets	2,693	-	1,734	2(b)	4,427
Contingent acquisition consideration	-	-	2,000	2(a)	2,000
Impairment of goodwill	200	-	-		200
Restructuring costs	(221)	-	-		(221)
	25,883	3,317	3,734		32,934
INCOME (LOSS) FROM OPERATIONS	1,719	(75)	(3,734)		(2,090)
OTHER INCOME (EXPENSE)
Interest expense	(699)	-	-		(699)
Investment income	645	19	-		664
Gain on sale of long-term investment	1,420	-	-		1,420
	1,366	19	-		1,385
INCOME (LOSS) BEFORE INCOME TAXES	3,085	(56)	(3,734)		(705)
INCOME TAX EXPENSE (RECOVERY)
Current	96	-	-		96
Deferred	-	(48)	-		(48)
	96	(48)	-		48
NET INCOME (LOSS)	2,989	(8)	(3,734)		(753)
EARNINGS (LOSS) PER SHARE
Basic and diluted	0.07	n/a	n/a		(0.02)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)					-
Basic	40,711	n/a	1,100	2(a)	41,811
Diluted	41,596	n/a	1,100	2(a)	42,696

The accompanying notes are an integral part of these pro forma consolidated financial statements.

EXHIBIT A

THE DESCARTES SYSTEMS GROUP INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars, except per share amounts and share data; US GAAP; Unaudited – see Compilation Report)

Note 1 – Basis of Presentation

The accompanying pro forma interim consolidated balance sheet as at April 30, 2006 and pro forma consolidated statements of operations for the year ended January 31, 2006 and the three months ended April 30, 2006 of The Descartes Systems Group Inc. (“Descartes” or “Company”) have been prepared by management of the Company to give effect to the acquisition of 100% of the common shares of Flagship Customs Services Inc. (“Flagship”, or “FCS”) on the basis of the assumptions described in the notes below. The acquisition was completed on June 30, 2006.

The pro forma interim consolidated balance sheet and pro forma consolidated statements of operations have been prepared from the following:

a)	The audited consolidated financial statements of Descartes for the year ended January 31, 2006;
b)	The audited financial statements of Flagship for the year ended December 31, 2005;
c)	The unaudited interim consolidated balance sheet of Descartes as at April 30, 2006;
d)	The unaudited interim consolidated statement of operations of Descartes for the three months ended April 30, 2006;
e)	The unaudited interim balance sheet of Flagship as at March 31, 2006; and
f)	The unaudited interim statement of operations of Flagship for the three months ended March 31, 2006.

These unaudited pro forma consolidated financial statements have been prepared by management of the Company in accordance with United States (“US”) generally accepted accounting principles (“GAAP”) using the same accounting policies as described in Descartes’ annual consolidated financial statements for the year ended January 31, 2006. In the opinion of the Company’s management, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations include all adjustments necessary for the fair presentation of the transaction described in note 2.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited historical annual financial statements of Descartes and Flagship and the unaudited interim consolidated financial statements of Descartes and Flagship for the periods referred to above.

The unaudited pro forma information is based on preliminary estimates and assumptions set forth in these notes, and is not intended to reflect the financial position of Descartes which would have actually resulted had the acquisition and other pro forma adjustments been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of Descartes’ future financial position or results of operations.

The unaudited pro forma adjustments and allocation of purchase price are preliminary and are based on management’s estimates of the fair value of the assets acquired and liabilities assumed. Independent valuation consultants have been engaged by the Company to value certain assets, however, their work is preliminary. The final purchase price allocation will be completed after asset and liability valuations are finalized, which will include management’s consideration of final valuations prepared by the independent valuation consultants. Any final adjustments may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements. Amounts preliminarily allocated to intangible assets may change significantly, which could result in a material change in the amortization of intangible assets, and the amount allocated to goodwill. We expect the final allocation of purchase price to be completed within one year from the acquisition date.

EXHIBIT A

As part of the acquisition, approximately $8.4 million was placed in escrow to secure certain indemnities and contractual obligations provided to the Company by the former shareholders of Flagship. Of this $8.4 million, $4.0 million is to be released to the former shareholders based in part on their continued employment with the Company. This is recorded as deferred contingent acquisition consideration on our unaudited pro forma consolidated balance sheet and is discussed further in the notes below.

Note 2 – Pro Forma Assumptions

a)	The cost of the acquisition of Flagship is estimated as follows:

Cash consideration paid	$25,284
Fair value of shares issued (i)	$ 4,379
Direct acquisition costs (ii)	$626
$30,289
Less: Amount of purchase price attributed to deferred contingent acquisition consideration (iii)	($4,000)
$26,289

(i) As part of the acquisition, 1,100,251 common shares of Descartes were issued to the former shareholders of Flagship. This value has been determined using the weighted average closing price of Descartes’ common stock on the Nasdaq Stock Market for the 2 day period before and 2 day period after the date the acquisition was announced.

(ii) The direct acquisition costs are based on preliminary estimates of fees to be paid on account of banking, legal, accounting and other professional fees associated with the acquisition. The estimated direct acquisition costs are assumed to be unpaid as of the pro forma balance sheet date, and therefore are included in accounts payable rather than as a reduction of cash.

(iii) $4.0 million of the purchase price is being held in escrow to be released to the selling shareholders upon various criteria being met, including continuing employment at the Company by the selling shareholders. Pursuant to EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”, this amount is being amortized to expense as service is rendered by the selling shareholders on a straight line basis over a 24 month period, representing the period covered by the escrow. If the Company terminates the employment of a former shareholder (other than for cause) prior to the 24 month period expiring, any portion of deferred contingent acquisition consideration then remaining relating to that employee will be expensed in the period that such shareholder’s employment is terminated.

b)	The preliminary allocation of the purchase price is estimated as follows:

Fair value of current assets as of March 31, 2006	$ 1,304
Fair value of liabilities as of March 31, 2006	$ (333)
Fair value of capital assets as of March 31, 2006	$151
Fair value of intangible assets acquired (iv)	$ 7,680
Value of goodwill on acquisition (v)	$17,487
$26,289

(iv) The fair value of intangible assets acquired is estimated based on preliminary draft reports received from independent valuation consultants, and include the following categories of intangible assets; trade names, technology, and customer relationships. The Company estimates that the trade names and customer

EXHIBIT A

relationships will be amortized over a 5-year useful life, and acquired technology will be amortized over a 3-year useful life.

(v) The value of goodwill is estimated based on the residual purchase price after allocation of the purchase price to the fair value of net assets acquired and the fair value of intangible assets acquired. Should the final amounts allocated to net assets and intangible assets differ, the amount of goodwill will also change from the amount above. The Company performs an annual test for impairment of its goodwill on October 31 of each year. Any impairment of goodwill identified will be expensed in the period the impairment is identified.

c)

The historical share capital and retained earnings balances of Flagship have been eliminated as part of accounting for the acquisition pursuant to Statement of Financial Accounting Standards No. 141 “Business Combinations”.

EXHIBIT B

Audited financial statements of FCS for the years ended December 31, 2005 and December 31, 2004, together with auditors’ report thereon.

EXHIBIT B

Report of Independent Registered Chartered Accountants

To the Directors and Management of The Descartes Systems Group Inc.

We have audited the balance sheets of Flagship Customs Services, Inc. (the “Company”) as at December 31, 2005 and 2004 and the statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants

July 24, 2006

EXHIBIT B

FLAGSHIP CUSTOMS SERVICES, INC.

BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	December 31,	December 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	-	86
Accounts receivable (net of allowance of nil for 2005 and 2004)	642	608
Prepaid expenses and other	65	64
Deferred income tax asset (Note 5)	115	109
	822	867
CAPITAL ASSETS (Note 3)	151	163
	973	1,030

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	2	-
Accounts payable and accrued liabilities	80	83
Deferred income tax liability (Note 5)	24	24
	106	107
DEFERRED INCOME TAX LIABILITY (Note 5)	68	116
	174	223

COMMITMENTS AND GUARANTEES (Note 4)

SHAREHOLDERS’ EQUITY
Common shares – 5,000 shares authorized; Shares issued and outstanding totaled 100 at December 31, 2005 and December 31, 2004	1	1
Retained earnings	798	806
	799	807
	973	1,030

The accompanying notes are an integral part of these financial statements.

Approved by the Board:

“Robert Foley”	“Peter Slutsky”
Director	Director

EXHIBIT B

FLAGSHIP CUSTOMS SERVICES, INC.

STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS; US GAAP)

	Year Ended	December 31,	December 31,
		2005	2004

REVENUES		4,249	3,819
COST OF REVENUES		1,007	942
GROSS MARGIN		3,242	2,877
EXPENSES
Sales and marketing		1,210	860
Research and development		1,946	1,545
General and administrative		161	160
		3,317	2,565
INCOME (LOSS) FROM OPERATIONS		(75)	312
INVESTMENT INCOME		19	7
INCOME (LOSS) BEFORE INCOME TAXES		(56)	319
INCOME TAX EXPENSE (RECOVERY) - DEFERRED		(48)	140
NET INCOME (LOSS)		(8)	179

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

FLAGSHIP CUSTOMS SERVICES, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

(US DOLLARS IN THOUSANDS; US GAAP)

	December 31,	December 31,
	2005	2004
Common shares
Balance, beginning of year	1	1
Balance, end of year	1	1

Retained earnings
Balance, beginning of year	806	727
Net income (loss)	(8)	179
Dividends paid	-	(100)
Balance, end of year	798	806

Total Shareholders’ Equity	799	807

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

FLAGSHIP CUSTOMS SERVICES, INC.

STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

	Year Ended	December 31,	December 31,
		2005	2004
OPERATING ACTIVITIES
Net income (loss)		(8)	179
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation		107	100
Deferred income taxes		(48)	140
Changes in operating assets and liabilities:
Accounts receivable Deferred income tax asset		(34) (6)	(91) (109)
Prepaid expenses and other		(1)	66
Accounts payable and accrued liabilities		(3)	(97)
Cash provided by operating activities		7	188
INVESTING ACTIVITIES
Additions to capital assets		(95)	(150)
Cash used in investing activities		(95)	(150)
FINANCING ACTIVITIES
Dividends paid		-	(100)
Cash used in financing activities		-	(100)
Decrease in cash and cash equivalents		(88)	(62)
Cash and cash equivalents at beginning of year		86	148
Cash and cash equivalents (bank indebtedness) at end of year		(2)	86
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes		7	32

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

FLAGSHIP CUSTOMS SERVICES INC.

NOTES TO FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars; US GAAP)

Note 1 - Description of the Business

Flagship Customs Services, Inc. (“FCS”, “Company”, “our” or “we”) operates in one business segment providing technology as a service to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities. We also operate the United States Census Bureau’s AESDirect service for electronic filing of export information.

Note 2 – Significant Accounting Policies

Basis of presentation

We prepare our financial statements in accordance with generally accepted accounting principles (“GAAP”) in the United States of America (“US”).

Our fiscal year, which ended on December 31, 2005, is referred to as the “current fiscal year,” “fiscal 2005,” “2005” or using similar words. Our previous fiscal year, which ended on December 31, 2004, is referred to as the “previous fiscal year,” “fiscal 2004,” “2004” or using similar words.

Financial instruments

Fair value of financial instruments

Financial instruments are composed of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities.

Credit risk

We are exposed to credit risk through our accounts receivable. As at December 31, 2005, a single customer represented approximately 45% of trade accounts receivable compared with approximately 60% in the prior year resulting in a significant concentration of credit risk. We consider the risk of loss to be minimal as this customer is an arm of the US government. The credit risk in the remainder of our accounts receivable is mitigated by lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries.

Use of estimates

Preparing financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, income taxes and recognition of contingencies.

Allowance for doubtful accounts

We record an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. In estimating the allowance for doubtful accounts, we consider the age of the receivables, historical write-offs, and the creditworthiness of the customer, among other factors. Accounts receivable are written off if it is determined that the specific balance is no longer collectible.

EXHIBIT B

Software developed for internal use

We incur certain costs to develop or obtain internal use software as described in American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1 (“SOP 98-1”), “Accounting for the costs of computer software developed or obtained for internal use.” No software developed for internal use remains on our balance sheet as at December 31, 2005 and 2004.

Impairment of long-lived assets

We account for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for Impairment or Disposal of Long–Lived Assets.” We test long-lived assets, such as capital assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Capital assets

Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixtures	20% declining balance

Revenue recognition

We follow the accounting guidelines and recommendations contained in the United States Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue recognition in financial statements” (“SAB 104”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Revenues are principally composed of the following: (i) ongoing transactional fees for use of our services by our customers, which are recognized as the transactions occur; and (ii) professional services revenues from consulting, implementation and training services related to our services, which are recognized as the services are performed.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of our services. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method. Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using objective and reliable evidence of fair value. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

EXHIBIT B

Income taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”). FAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and tax planning strategies, among others. A change to these factors could impact the estimated valuation allowance and income tax expense.

In addition, we are subject to examinations by taxation authorities of the jurisdictions in which we operate in the normal course of operations. We regularly assess the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision of income and other taxes.

Recently issued accounting pronouncements

In December 2003, FASB issued Interpretation No. 46R (“FIN 46R”), a revision to Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R became effective in 2004. The adoption of FIN 46R did not have a material impact on our financial statements, as we do not have any interests in variable interest entities in which we would be considered to be the primary beneficiary. In March 2005, the FASB issued FASB Staff Position (“FSP”) No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46R-5”). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in variable interest entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP will become effective in 2006.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payment” (“SFAS 123R”). SFAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share- based payments. The adoption of SFAS 123R will not have a material impact on our financial statements, as we do not issue any share-based payments.

In December 2004, the FASB issued SFAS 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets, which were previously required to be recorded on a carryover basis rather than a fair value basis. Instead, this statement provides that exchanges of nonmonetary assets that do not have commercial substance be reported at carryover basis rather than a fair value basis. A nonmonetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 is not expected to have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS 154 also requires certain disclosures for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by us in the first quarter of fiscal 2006. The impact that the adoption of SFAS 154 will have on our results of operations and financial condition will depend on the nature of future accounting changes adopted by us and the nature of transitional guidance provided in future accounting pronouncements.

EXHIBIT B

In November 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006. We are currently evaluating the effect that the adoption of FSP 115-1 will have on our results of operations and financial condition but we do not expect it to have a material impact.

Note 3 – Capital Assets

	December 31,	December 31,
	2005	2004
Cost
Computer equipment and software	520	431
Furniture and fixtures	64	58
	584	489
Accumulated depreciation
Computer equipment and software	393	295
Furniture and fixtures	40	31
	433	326
	151	163

Note 4 – Commitments and Guarantees

Commitments

To facilitate a better understanding of our commitments, the following information is provided in respect of our operating lease obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	170	355	217	251	993

Operating Lease Obligations

We are committed under noncancelable operating leases for business premises with terms expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are described in the chart above.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from

EXHIBIT B

breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

Note 5 – Income Taxes

The components of the net deferred tax asset are as follows:

	December 31,	December 31,
	2005	2004
Deferred income tax assets
Accruals not currently deductible	12	10
Research and development tax credits and expenses	115	109
	127	119
Deferred income tax liabilities
Difference between tax and accounting basis of capital assets	32	54
Deferred expenses due to change in accounting method	72	96
	104	150
Net deferred tax asset (liability)	23	(31)

Deferred income tax asset - current	115	109
Deferred income tax liability - current	(24)	(24)
Deferred income tax liability - long-term	(68)	(116)
	23	(31)

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and tax planning strategies, among others. A change to these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have determined that it was more likely than not that we can realize our deferred tax assets. Accordingly, no valuation allowance was recorded for the years ending December 31, 2005 and December 31, 2004.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	December 31,	December 31,
	2005	2004
Basic US federal statutory rates	29.2%	29.5%

Income tax expense (recovery) based on the above rates	(16)	94
Increase (decrease) in income taxes resulting from:

EXHIBIT B

Permanent differences	4	1
Other	(36)	45
Income tax expense (recovery) - deferred	(48)	140

We have income tax loss carryforwards of approximately $115 thousand, which expire as follows:

Expiry year
2018	13
2019	52
2020	50
115

Note 6 – Economic Dependence

A single customer accounted for approximately $1.8 million (43%) and $1.6 million (42%) of total revenues for the years ended December 31, 2005 and 2004, respectively.

Note 7 – Subsequent Event

On June 30, 2006, The Descartes Systems Group Inc. (“Descartes”) announced that it had purchased all of the shares of FCS. Descartes paid the former shareholders $25.3 million in cash and issued approximately 1.1 million Descartes common shares.

EXHIBIT C

Unaudited interim financial statements of FCS for the three-month period ended March 31, 2006.

EXHIBIT C

FLAGSHIP CUSTOMS SERVICES, INC.

INTERIM BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	March 31,	December 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	556	-
Accounts receivable (net of allowance of nil for 2006 and 2005)	682	642
Prepaid expenses and other	66	65
Deferred income tax asset	-	115
	1,304	822
CAPITAL ASSETS	151	151
	1,455	973

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	-	2
Accounts payable and accrued liabilities	247	80
Deferred income taxes	24	24
	271	106
DEFERRED INCOME TAXES	62	68
	333	174

SHAREHOLDERS’ EQUITY
Common shares – 5,000 shares authorized; Shares issued and outstanding totaled 100 at March 31, 2006 and December 31, 2005	1	1
Retained earnings	1,121	798
	1,122	799
	1,455	973

The accompanying notes are an integral part of these interim financial statements.

EXHIBIT C

FLAGSHIP CUSTOMS SERVICES, INC.

INTERIM STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Quarter Ended	March 31,	March 31,
		2006	2005

REVENUES		1,158	1,017
COST OF REVENUES		277	221
GROSS MARGIN		881	796
EXPENSES
Sales and marketing		63	293
Research and development		241	463
General and administrative		81	35
		385	791
INCOME FROM OPERATIONS		496	5
INVESTMENT INCOME		1	1
INCOME BEFORE INCOME TAXES		497	6
INCOME TAX EXPENSE (RECOVERY)
Current		65	-
Deferred		109	(2)
		174	(2)
NET INCOME		323	8

The accompanying notes are an integral part of these interim financial statements.

EXHIBIT C

FLAGSHIP CUSTOMS SERVICES, INC.

INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	March 31,	March 31,
	2006	2005
Common shares
Balance, beginning of period	1	1
Balance, end of period	1	1

Retained earnings
Balance, beginning of period	798	806
Net income	323	8
Balance, end of period	1,121	814

Total Shareholders’ Equity	1,122	815

The accompanying notes are an integral part of these interim financial statements.

EXHIBIT C

FLAGSHIP CUSTOMS SERVICES, INC.

INTERIM STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

	Quarter Ended	March 31,	March 31,
		2006	2005
OPERATING ACTIVITIES
Net income		323	8
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation		11	13
Deferred income taxes		109	(2)
Changes in operating assets and liabilities:
Accounts receivable		(40)	(7)
Prepaid expenses and other		(1)	9
Accounts payable and accrued liabilities		167	452
Cash provided by operating activities		569	473
INVESTING ACTIVITIES
Additions to capital assets		(11)	(43)
Cash used in investing activities		(11)	(43)
Increase in cash and cash equivalents		558	430
Cash and cash equivalents (bank indebtedness) at beginning of period		(2)	86
Cash and cash equivalents at end of period		556	516

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

FLAGSHIP CUSTOMS SERVICES, INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of US dollars; US GAAP; Unaudited)

Note 1 - Description of the Business

Flagship Customs Services, Inc. (“FCS”, “Company”, “our” or “we”) operates in one business segment providing technology as a service to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities. We also operate the United States Census Bureau's AESDirect service for electronic filing of export information.

Note 2 – Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in United States (“US”) dollars and in accordance with generally accepted accounting principles (“GAAP”) in the US. Accordingly, these interim financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our US GAAP audited financial statements prepared for the fiscal year ended December 31, 2005.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending December 31, 2006.

Note 3 – Economic Dependence

A single customer accounted for approximately $0.5 million (41%) and $0.4 million (43%) of total revenues for the three months ended March 31, 2006 and 2005, respectively. As at March 31, 2006, that same customer represented approximately 48% of trade accounts receivable compared with approximately 45% as at December 31, 2005.

Note 4 – Subsequent Event

On June 30, 2006, The Descartes Systems Group Inc. (“Descartes”) announced that it had purchased all of the shares of FCS. Descartes paid the former shareholders $25.3 million in cash and issued approximately 1.1 million Descartes common shares.

FCS terminated its 401(k) employee retirement savings plan effective June 30, 2006.